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EXHIBIT 16.1

June 1, 2004

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on May 29, 2004, which is being filed by our former client, Lancer Orthodontics, Inc. ("LANZ"). We have read Item 4 of Lancer Orthodontics Inc.'s Form 8-K dated May 29, 2004 and have the following comments:

1. We agree with the statements made by LANZ in the first sentence of the paragraph (a)(i), paragraphs (a)(ii), (a)(iv), (a)(v) and (a)(vi) in response to that Item insofar as they relate to our firm.

2. We are not in the position to agree or disagree with the statements made by LANZ in the second sentence of paragraph (a)(i) and paragraphs (a)(iii) and
     (b).

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP